SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Mellon Optima L/S Strategy Fund, LLC

(Name of Subject Company (Issuer))

Mellon Optima L/S Strategy Fund, LLC

(Name of Filing Person (Offeror))

Units of Limited Liability Company Interests

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Peter M. Sullivan, Esq.

BNY Mellon Financial Center

One Boston Place, 024-0081

Boston, Massachusetts 02108

Telephone: (617) 722-7716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

with copy to:

Kenneth S. Gerstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2533

September 25, 2015

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of filing fee
$50,000,000 (a)	$5,810(b)
(a)	Calculated as the aggregated maximum purchase price for units of limited liability company interests.
(b)	Calculated at 0. 01162% of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,810.00	Filing party: Mellon Optima L/S Strategy Fund, LLC
Form or Registration No.: Schedule TO, Registration	Date filed: September 25, 2015
No. 005-81011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 25, 2015 by Mellon Optima L/S Strategy Fund, LLC (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $50,000,000 of units of limited liability company interests (the “Units”) of the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4 (c) (4):

1. The Offer expired at 12:00 midnight, New York time, on October 23, 2015.

2. $19,262,932.32 in Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Units were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MELLON OPTIMA L/S STRATEGY FUND, LLC

By:	/s/ TED A. BERENBLUM
Ted A. Berenblum, President

Date: February 9, 2016